SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Sotheby’s
(Name of Issuer)

Common Stock, par value
$0.01 per share
(Title of Class of Securities)

835898107
(CUSIP Number)

Patrick Drahi
5 Rue Eugene Ruppert, L-2453
Grand Duchy of Luxembourg N4

Copies to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107	13D	Page 2 of 5
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Drahi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
826,399

	8	SHARED VOTING POWER
6,903,948[1]

	9	SOLE DISPOSITIVE POWER
826,399

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,730,347 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 As of the date hereof, the Reporting Person owns 826,399 shares of common stock, par value $0.01 per share (“Shares”), of the Issuer (as defined below).  However, as a result of BidFair (as defined below) entering into the Voting Agreement (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 6,903,948 Shares deemed beneficially owned pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the matters covered by the Voting Agreement.  Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.
2 Calculation of percentage based on 46,612,805 Shares issued and outstanding as of June 10, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below).

CUSIP No. 835898107	13D	Page 3 of 5
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BidFair USA LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,903,948[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,903,948 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Reporting Person entering into the Voting Agreement (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 6,903,948 Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreement.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
4 Calculation of percentage based on 46,612,805 Shares issued and outstanding as of June 10, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Sotheby’s (the “Issuer”). The address of the principal executive offices of the Issuer is 1334 York Ave., New York, New York 10021.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed by Patrick Drahi (“Mr. Drahi”), an individual, and BidFair USA LLC, a Delaware limited liability company (“BidFair” and, together with Mr. Drahi, the “Reporting Persons”).

(b)
The principal business address of Mr. Drahi is 5 Rue Eugene Ruppert, L-2453, Grand Duchy of Luxembourg N4. The principal business address of BidFair is c/o Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004.

(c)	The principal business of Mr. Drahi is as a private investor. The principal business of BidFair is to act as a holding company in connection with the transactions described below.

(d)
and (e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Drahi is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Drahi expended an aggregate of approximately $32.8 million of his own investment capital to acquire the 826,399 Shares held by him.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

Merger Agreement

On June 16, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, BidFair and BidFair MergeRight Inc., a wholly-owned subsidiary of BidFair (“Merger Sub”). BidFair and Merger Sub are ultimately controlled by Mr. Drahi. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company in the Merger.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Issuer or owned by any subsidiary of the Issuer, BidFair, Merger Sub, or any other subsidiaries or affiliates of BidFair and Shares owned by stockholders of the Issuer who have properly exercised and perfected and not withdrawn a demand for appraisal rights under Delaware law) will be converted into the right to receive $57.00 in cash, without interest (the “Merger Consideration”).

The consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to (i) the adoption of the Merger Agreement by holders of a majority of the Issuer’s outstanding Shares, (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as certain non-U.S. regulatory approvals, (iii) written determination from the Committee on Foreign Investment in the United States that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement, (iv) the absence of a legal restraint or injunction that prohibits or enjoins the consummation of the Merger or any other transactions contemplated under the Merger Agreement  and (v) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). The obligation of each party to consummate the Merger is also conditioned on the accuracy of the other party’s representations and warranties (subject to certain materiality exceptions) and the other party’s compliance, in all material respects, with its covenants and agreements under the Merger Agreement.

BidFair and Merger Sub have secured committed financing, consisting of a combination of equity financing to be provided by NEXT ALT S.à r.l., an affiliate of BidFair, and debt financing from BNP Paribas Securities Corp. and BNP Paribas, the aggregate proceeds of which BidFair and Merger Sub have represented will be sufficient for BidFair and Merger Sub to pay the aggregate Merger Consideration and other fees and expenses under the Merger Agreement.  BidFair and Merger Sub have agreed to use their respective commercially reasonable efforts to obtain the financing on prescribed terms and conditions.  In addition, an affiliate of BidFair has provided the Issuer with a guaranty in favor of the Issuer, which guarantees the payment obligations of BidFair’s affiliate under equity financing and certain payment obligations of BidFair and Merger Sub under the Merger Agreement.  The Merger Agreement does not contain a financing condition.

The Merger Agreement provides for certain customary termination rights of the Issuer and BidFair, including the right of either party to terminate the Merger Agreement if the Merger is not completed on or before December 13, 2019 (the “Outside Date”), provided that the Outside Date may, under certain circumstances, be extended up to an additional 90 days by either party.  The Issuer may terminate the Merger Agreement, in certain circumstances, including to accept a Superior Proposal on the terms set forth in the Merger Agreement.  The Merger Agreement also provides that (1) the Issuer will be required to pay BidFair a termination fee of $110,860,000 million and/or reimburse BidFair for up to $4 million of expenses in certain circumstances, including if the Issuer terminates the Merger Agreement to accept a Superior Proposal and (2) BidFair will be required to pay the Issuer a termination fee of $221,710,000 million, in certain other circumstances due to BidFair’s inability to obtain the debt financing.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein in answer to this Item 4.

Voting and Support Agreement

On June 16, 2019, concurrently with the execution of the Merger Agreement, BidFair and Merger Sub entered into a Voting and Support Agreement (the “Voting Agreement”) with certain funds affiliated with Third Point LLC, Domenico De Sole, and Thomas S. Smith Jr., each a stockholder of the Issuer, pursuant to which such stockholders agreed, among other things, to vote their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, and agreed to certain restrictions on their ability to take actions with respect to the Issuer and their Shares.  The Issuer is a third party beneficiary in respect of certain provisions contained therein.

The foregoing description of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein in answer to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
and (b)  As of the date hereof, Mr. Drahi owns 826,399 Shares and BidFair owns no Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of BidFair entering into the Voting Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 6,903,948 Shares that are beneficially owned by the parties to the Voting Agreement. The 6,903,948 Shares over which the Reporting Persons may be deemed to have shared voting power representing approximately 14.8% of the outstanding Shares. Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of all such Shares that are the subject of the Voting Agreement and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such Shares that are the subject of the Voting Agreement and covered by this Schedule 13D.

(c)
Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, during the last 60 days.

(d)
Other than the parties to the Voting Agreement, to the best of the Reporting Persons’ knowledge, neither any Reporting Person nor any person listed on Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1
Agreement and Plan of Merger, dated June 16, 2019, by and among Sotheby’s, BidFair USA LLC and BidFair MergeRight Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sotheby’s on June 17, 2019).

2
Voting and Support Agreement, dated June 16, 2019, by and among BidFair USA LLC, BidFair MergeRight Inc., Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Enhanced L.P., Domenico De Sole, and Thomas S. Smith, Jr. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sotheby’s on June 17, 2019).

3	Joint Filing Agreement, dated as of June 26, 2019, by and between Patrick Drahi and BidFair USA LLC.

4	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019

BIDFAIR USA LLC

By:	/s/ Jean-Luc Berrebi
Name: Jean-Luc Berrebi
Title: Manager

/s/ Jean-Luc Berrebi
Patrick Drahi
By Jean-Luc Berrebi, Attorney-in-Fact

SCHEDULE A

The name, business address and present principal occupation of the sole manager of BidFair USA LLC is set forth below. Mr. Berrebi is a citizen of France and Israel.

Name	Business Address	Present Principal Occupation

Jean-Luc Berrebi	Rue de Rhône 114, 1204 Geneva, Switzerland	Manager